UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. # 3)

                              FutureLink Corp.
                              (Name of Issuer)

                      Common Shares, $.0001 par value
                       (Title of Class of Securities)

                                 36114Q307
                               (CUSIP Number)

            Pequot Capital Management, Inc., 500 Nyala Farm Road
         Westport, CT 06880 Attn: {Peter G. Streinger 203/429-2200}
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 11, 2001
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36114Q307

                             SCHEDULE 13D

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Pequot Capital Management, Inc.
       06-1524885

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CONNECTICUT

  NUMBER OF      7  SOLE VOTING POWER

   SHARES            4,435,957

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,435,957

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,435,957

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.55%

14  TYPE OF REPORTING PERSON*

    IA

Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.0001 par value (the "Shares"), of FutureLink Corp. (the "Company"), a Colorado corporation. The share amounts on this form are shown effecting the 1:7 reverse stock split which became effective on June 11, 2001. The Company's principal executive office is located at 2 South Pointe Drive, Lake Forest, California 92630.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are
Messrs. Arthur J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and Kevin E. O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 4,435,957 of the Company's Shares (the "Shares") in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). In the transactions which are the subject of this filing, the Reporting Person purchased the Second Tranche Note and the June Note (both defined in Item
6) for an aggregate total of $1,800,000, which collectively is convertible into 1,000,001 Shares, which includes 869,566 Shares attributable to the senior subordinated convertible promissory notes and 130,435 Shares attributable to the warrants (the "Note Warrants") (see Item 6 for a more detailed description of the transaction). In addition, two employees of the Reporting Person, who serve on the Board of Directors of the Company, received options (the "Options") of which 25,000 options are now exercisable and convertible into 25,000 Shares. Included in these shares are vested options that were granted on June 8, 2001 with an exercise price of $2.03 and an expiration date of June 8, 2011, of which 21,428 shares were granted to each of our directors which vest 25% immediately and the balance over the next three years.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders.

Item 4.  Purpose of Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. Two employees of the Reporting Person currently serve on the Board of Directors of the Company and the Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 4,435,957 Shares. These Shares represent approximately 34.55% of the 12,840,643 Shares that the Reporting Person believes to be outstanding if the First and Second Tranche Notes, the June Note, warrants (which the Reporting Person reported in April 2000), the Note Warrants and Options were converted into common stock. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 20, 2001, the Company issued to the Reporting Person a secured subordinated convertible promissory note (the "Bridge Note") in the aggregate principal amount of up to $5.0 million. Under the terms of this Bridge Note, $3.5 million (the "First Tranche Note") was advanced to the Company by the Reporting Person on April 23, 2001 and on May 18, 2001, an additional $1.5 million, (the "Second Tranche Note") was advanced. In addition, on June 27, 2001, the Company issued to the Reporting Person a secured subordinated convertible promissory note (the "June Note") in the principal amount of $300,000 (which was advanced on the same day and on the same terms and conditions, including price, as the Bridge Note). The Bridge Note and the June Note are convertible at the option of the holder into units consisting of senior subordinated convertible promissory notes and warrants to purchase shares of the Company's common stock. The convertible notes are, in turn, convertible into shares of either common stock of the Company at, with respect to the Bridge Note and the June Note, a conversion price of $2.07 per share (the "Conversion Price") or shares of a new series of preferred stock which will be convertible into common stock of the Company at, with respect to the Bridge Note and the June Note, such Conversion Price. The Note Warrant that is issuable upon conversion of the Bridge Note and the June Note, are exercisable into 384,058 Shares at an exercise price of $2.07. The Second Tranche Note and the June Note were not convertible into equity securities of the Company until certain approvals were obtained. The final approvals were obtained July 11, 2001.

Item 7.  Material to be Filed as Exhibits

         None.

After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 13, 2001

Pequot Capital Management, Inc.


By: /s/ Kevin E. O'Brien
    -----------------------------------
       Kevin E. O'Brien, General Counsel